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5/29/13



13025039

SECUR   ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5277 2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2012__ AND ENDING __March 31, 2013__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **3 Mark Equities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Highway 6 Suite 400

(No. and Street)

Sugar Land   TX   77478

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Betsy E. Riley   (281) 269-2331

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP

(Name – *if individual, state last, first, middle name*)

1999 Broadway Ste. 4000   Denver   CO   80202

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/5/13

OATH OR AFFIRMATION

I, _Betsy E. Riley_ _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
3 Mark Equities, Inc. _____ , as
of _March 31,_ _____ , 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

RENAE M. MOORE
MY COMMISSION EXPIRES
February 19, 2014

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2013 and 2012
and Independent Auditor's Report on Internal Control

3 MARK EQUITIES, INC.

INDEX TO FINANCIAL STATEMENTS



Hein & Associates LLP www.heincpa.com
14755 Preston Road, Suite 320   P 972.458.2296
Dallas, Texas 75254   F 972.788.4943

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
3 Mark Equities, Inc.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statements of financial condition of 3 Mark Equities, Inc. (the "Company") as of March 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity and cash flows for each of the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors
3 Mark Equities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Dallas, Texas
May 20, 2013

3 MARK EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31,	
	2013	2012

ASSETS

ASSETS:

Cash and cash equivalents	$	95,082	$	83,461
Commissions receivable		45,407		19,039
TOTAL ASSETS	$	140,489	$	102,500

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	41,221	$	15,231
Total liabilities		41,221		15,231

COMMITMENTS (Note 3)

STOCKHOLDER'S EQUITY:

Common stock, $.01 par value; 1,000 shares authorized,		
1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	89,268	77,269
Total stockholder's equity	99,268	87,269

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	140,489	$	102,500

See accompanying notes to these financial statements

-3-

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2013	2012
REVENUES	$ 678,063	$ 636,821
EXPENSES:		
Commissions	545,534	512,219
Management fee	120,000	120,000
	665,534	632,219
INCOME BEFORE INCOME TAXES	12,529	4,602
INCOME TAXES	(4,385)	(1,610)
NET INCOME	$ 8,144	$ 2,992

See accompanying notes to these financial statements

-4-

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES, April 1, 2011	$ 10	$ 9,990	$ 74,780	$ 84,780
Distributions to Parent	–	–	(503)	(503)
Net income	–	–	2,992	2,992
BALANCES, March 31, 2012	10	9,990	77,269	87,269
Contributions from Parent	–	–	3,855	3,855
Net income	–	–	8,144	8,144
BALANCES, March 31, 2013	$ 10	$ 9,990	$ 89,268	$ 99,268

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2013	2012
OPERATING ACTIVITIES:		
Net income	$ 8,144	$ 2,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(26,368)	15,895
Commissions payable	25,990	(12,716)
Net cash provided by operating activities	7,766	6,171
FINANCING ACTIVITIES:		
Capital contributions (distributions)	3,855	(503)
Net cash provided by (used in) financing activities	3,855	(503)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,621	5,668
CASH AND CASH EQUIVALENTS, beginning of year	83,461	77,793
CASH AND CASH EQUIVALENTS, end of year	$ 95,082	$ 83,461
SUPPLEMENTAL INFORMATION:		
Cash paid to Parent for income taxes	$ 4,385	$ 1,610

See accompanying notes to these financial statements

3 MARK EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

   Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc. (the "Parent").

   Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.
   The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

   The Company found no significant uncertain tax positions as of March 31, 2013 or 2012. The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2013 and 2012, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for tax years before 2010 and for state and local tax authorities for years before 2009. The Company's tax years of 2009 and forward are subject to examination by federal and state taxing authorities.

   Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. The managers of those registered representatives are paid commissions, which generally are approximately 80% of the commission earned by the Company.

   Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

   Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions payable to Parent. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

   Subsequent Events – The Company has evaluated subsequent events through May 20, 2013, the date on which the financial statements were available to be issued.

3 MARK EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

2. **RELATED PARTY TRANSACTIONS**:

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its Parent $120,000 in management fees for fiscal 2013 and 2012. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. In addition, the Company paid its Parent approximately $520,000 and $512,000 in commissions in fiscal 2013 and 2012, respectively, based on 80% of revenues received. As of March 31, 2013 and 2012, the Company had commissions payable to the Parent of $41,221 and $15,231, respectively.

As of March 31, 2012, the Company had made an overpayment to the Parent of $503 which has been reflected as a distribution in the accompanying financials. As of March 31, 2013, the Company had made an underpayment to the Parent of $3,855, which has been reflected as a contribution in the accompanying financials.

3. **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2013, the Company had net capital of $99,268, which was $94,268 greater than its required net capital of $5,000. At March 31, 2012, the Company had net capital of $87,269, which was $82,269 greater than its required net capital of $5,000.

4. **RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS**:

The accompanying audited 2013 and 2012 financial statements reflect certain adjustments to amounts previously reported in the 2013 and 2012 fourth quarter Financial and Operational Combined Uniform Single reports ("FOCUS Reports") filed with the Securities and Exchange Commission. Specifically, the $547,267 receivable due from the Parent and reported in the 2013 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $4,896 underpayment of commissions to the Parent included in these financial statements was not included in the 2013 fourth quarter FOCUS report. The $552,835 receivable due from the Parent and reported in the 2012 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent.

3 MARK EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2013 AND 2012

| | MARCH 31, | |
	2013	2012
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from statement of financial condition)	$ 99,268	$ 87,269
Net capital	$ 99,268	$ 87,269
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 41,221	$ 15,231
Percentage of aggregate indebtedness to net capital	41.52%	17.45%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,748	$ 1,015
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 94,268	$ 82,269

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of March 31, 2013 and 2012 does not differ materially from the above presentation.

3 MARK EQUITIES, INC.

SCHEDULE II

**EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF MARCH 31, 2013**

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1) since the Company limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products and does not handle customer funds and/or securities



HEIN

Hein & Associates LLP
14755 Preston Road, Suite 320
Dallas, Texas 75254

www.heincpa.com
P 972.458.2296
F 972.788.4943

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
3 Mark Equities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of 3 Mark Equities, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
3 Mark Equities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
May 20, 2013